CUBO BEVERAGES INC
Profit and Loss - CONFIDENTIAL
January - December 2022

		Total
Income		
Total Income	$	10,761.65
Cost of Goods Sold		
Total Cost of Goods Sold	$	5,526.87
Gross Profit	$	5,234.78
Expenses		
Accounting		10,900.00
Advertising & Promotion		20,261.83
Auto Expenses		
Total Auto Expenses	$	3,999.05
Bank Charges		681.46
Computer & Internet		1,356.39
Dues & Subscriptions		408.00
Employee benefits		1,086.10
Insurance		789.69
Business		83.32
Health		295.59
Total Insurance	$	1,168.60
Total Legal & Professional	$	16,779.41
Licenses & Permits		263.00
Meals		1,321.56
Office Expenses		1,062.13
Office Supplies		6,364.85
Outside Services		2,198.07
Marketing		17,436.69
Total Outside Services	$	19,634.76
Parking & Tolls		295.74
Payroll Expenses		
Employee Reimbursements		6,549.82
Payroll Taxes		7,893.92
Salaries		97,848.33
Total Payroll Expenses	$	112,292.07
Payroll Processing Fees		443.90
Postage & Delivery		11,282.99
Printing		343.98
Rent		
Total Rent	$	10,549.62
Storage		2,868.00
Taxes		
CA Taxes		1,306.37
Total Taxes	$	1,306.37
Telephone		161.86
Tradeshows		8,286.80
Travel		
Total Travel	$	7,279.11
Web Hosting		4,991.17
Total Expenses	$	245,388.75
Net Operating Income	-$	240,153.97
Other Expenses		
Depreciation		275,016.00
Total Other Expenses	$	275,016.00
Net Other Income	-$	275,016.00
Net Income	-$	515,169.97

CUBO BEVERAGES INC
Balance Sheet CONFIDENTIAL
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Total Current Assets	$ 169,000.66
Fixed Assets	
Accumulated Depreciation	-275,016.00
Total Auto	$ 16,556.85
Research & Development	
Total Development Costs	$ 2,270,537.39
Total Miscellaneous Expenses	$ 314,053.96
Total Research & Development	$ 2,584,591.35
Total Fixed Assets	$ 2,326,132.20
TOTAL ASSETS	$ 2,495,132.86
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Expenses	6,200.00
Total Other Current Liabilities	$ 6,200.00
Total Current Liabilities	$ 6,200.00
Total Loans From Shareholders	$ 50,000.00
Total Long-Term Liabilities	$ 50,000.00
Total Liabilities	$ 56,200.00
Equity	
APIC	
Capital Account - Nicolas Blatt	2,462,305.99
Series A	
Total Series A	$ 491,796.84
Total APIC	$ 2,954,102.83
Retained Earnings	0.00
Net Income	-515,169.97
Total Equity	$ 2,438,932.86
TOTAL LIABILITIES AND EQUITY	$ 2,495,132.86